HESTIA INSIGHT INC.	400 S. 4th Street Suite 500 Las Vegas, NV 89101

December 31, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel

Doug Jones

Scott Anderegg

Jennifer Lopez-Molina

Re:	Hestia Insight Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 30, 2020

File No. 024-11289

Dear Sir or Madam:

Hestia Insight Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Edward Lee, Chief Executive Officer of the Company, dated December 10, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form 1-A as amended on November 30, 2020

Our Business Objectives, page 4

1. We note your response to comment 2. Please tell us why you believe at this time you are not an investment company. In your response, please describe how the facts and circumstances of your business and operations led you this to this conclusion under the applicable law.

At this time we believe Hestia Insight, Inc. (“Company”) is not an “Investment Company”, as defined by the Investment Company Act of 1940 (the “Investment Company Act”) based on the following facts and circumstances.

a.	Section 3(a)(1)(A) of the Investment Company Act defines an investment company as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. However, section 3(b)(1)(A) exempts any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

1.)	On May 16, 2019, the Company merged with Hestia Investments, Inc. so that it was its wholly owned subsidiary. Since that time, the Company has conducted all of its operations through Hestia Investments, Inc. which has at all times since the acquisition been primarily engaged in the business of consulting.

2.)	Specifically, the Company’s audited Statements of Operations for the year ended November 30, 2019 report $120,000 in consulting revenue; $1,244 in realized gain on equity investments; and $49,561 in unrealized loss on equity investments.

3.)	Similarly, the Company’s Consolidated Statements of Operations for the nine months ended August 31, 2020 report $90,000 in consulting revenue; $31,350 in origination fee revenue; $48,240 in realized gain on equity investments; and $5,164 in unrealized loss on equity investments.

4.)	The Company’s Consolidated Balance Sheets as of August 31, 2020 report only $33,077 in equity investments and $681,003 in cash and cash equivalents.

5.)	Company’s management is aware of the consequences of inadvertently becoming an Investment Company and has therefore strategically decided to liquidate, in an orderly fashion, all of its equity investments and to not invest in securities even though it has significant cash on hand.

6.)	Currently, all of the Company’s equity investments have a restricted stock legend in accordance with Rule 144. “Note 2 – Summary of significant accounting policies” of our August 31, 2020 financial statements states that “(t)he Company considers equity securities that have a restricted stock legend that restricts their free trading to have no readily determinable fair value, unless the Company can substantiate that a different value could be received for the identical or similar investment of the same issuer.” Therefore, in accordance with our revenue recognition accounting policy, our investment equities are currently valued at $0 Fair Value.

7.)	All of the above facts demonstrate that currently the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

b.	Section 3(c)(1) of the Investment Company Act excepts from the definition of Investment Company any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities.

1.)	On August 31, 2020, the date of our most recent quarterly financial statements, the Company had 40 shareholders. On November 30, 2019, our last fiscal year end, the Company had 43 shareholders. As of June 6, 2019, soon after the acquisition of Hestia Investments, Inc. as a wholly owned subsidiary, the Company had 53 shareholders.

2.)	While the Company is presently proposing to make a public offering of its securities, the offering is made on a “best efforts” basis. Therefore, the offering by itself does not guarantee there will be any new shareholders or that the total shareholders after the offering will be more than 100 persons.

c.	Section 3(a)(1)(C) of the Investment company Act states that an issuer may become an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire, investment securities having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items, on a consolidated basis.

1.)	Currently, as stated in item a. 6.) above, all of the Company’s equity investments have a restricted stock legend in accordance with Rule 144. Therefore, in accordance with our revenue recognition accounting policy, our investment equities are currently valued at $0 Fair Value.

2.)	By definition, 40% of $0 is $0. This value does not exceed 40 percent of the value of our total assets, exclusive of government securities and cash items, on a consolidated basis.

Use of Proceeds, page 12

2. We note your response to comment 4 and your revise disclosure. Except for the expenses in connection with the offering, for each line item in the use of proceeds disclosure please provide a short description of the item and when you expect to make the expenditure. For example, if you plan to pay International Consulting fees as soon as you have funds, please disclose that.

We have included a short description of each item and the timing of such in the Amendment.

Dilution, page 14

3. We have reviewed your response to comment 6 and your revised dilution computations but they continue to appear incorrect. It appears your computations should be revised as follows:

• The number of common shares outstanding as of August 31, 2020 as disclosed in the second paragraph on page 14 as used in your dilution calculations of 27,910,200 shares does not agree to the outstanding shares of Common Stock and Series B Common stock together per your August 31, 2020 balance sheet on page F-1 of 28,404,200 shares. The shares used in your dilution calculations should be consistent with the outstanding shares reflected in your August 31, 2020 balance sheet. The number of your currently outstanding shares as reflected in the tables on page 15 and elsewhere (for example, pages 2 and 11) should be similarly consistent.

• The increase per common share attributable to investors in the offering should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the pro forma net tangible book value per common share before the offering.

• The dilution to investors in the offering should be calculated as the offering price less the pro forma net tangible book value per common share after the offering.

Please revise all columns for the above, including the line for dilution as a percentage of the offering price, as appropriate.

We have revised our dilution computations, including all columns described above, to be in accordance with your comments and instructions.

Management's Discussion and Analysis and Results of Operations

Periods ended August 31, 2020 compared to August 31, 2019, page 18

4. You state the increase in net income for the three months ended August 31, 2020 compared to the same period of 2019 is due to a decrease in legal and professional expenses. However, under "Expenses," you state the increase in operating expenses for the three months ended August 31, 2020 compared to the same period of 2019 is due to an increase in legal and professional expenses. Please reconcile and revise your disclosure as appropriate.

We have revised our MD&A disclosure to state that the decrease is due to a decrease in consulting expenses paid to Custodian Ventures, LLC in 2019 by Hestia Insight Inc. for services related to the stock exchange agreement between the Company and its wholly owned subsidiary, Hestia Investments, Inc.

Operating Activities, page 18

5. Your discussion on page 18 indicates that for the nine months ended August 31, 2020 you had cash flows used in operating activities of $41,579 while your statement of cash flows on page F-3 indicates that you had cash flows provided by operating activities of $41,579. Please reconcile and revise these disclosures as appropriate.

The discussion on page 18 now states that the cash flows of $41,579 are provided by operating activities. This now agrees with the cash flow statement on page F-3

Hestia Insight Inc. Interim Financial Statements as of August 31, 2020 and for the three and nine months ended August 31, 2020 and 2019

Consolidated Statements of Operations, page F-2

6. Please disclose what the other income reported within revenue for the nine months ended August 31, 2020 represents, and explain to us the basis for presenting it as revenue.

The previous title of “Other Income” has now been changed to “Origination Fees.” Additionally, “Note 2 – Summary of significant accounting policies” to the financial statements now includes a section on “Revenue Recognition” that describes what types of revenues are included in our Consulting Income and Origination Fees plus why and when we recognize these revenues.

7. Your consolidated statements of operations for the three and nine months ended August 31, 2020 indicate that you realized gains of $45,836 and $48,240 on equity investments during the three and nine months ended August 31, 2020, respectively. Please revise the notes to your financial statements to disclose the nature and terms of the transactions which generated these realized gains. Your discussion of results of operations for these periods included in MD&A should also be revised to discuss the nature and amounts of these realized gains.

The term “Unrealized Gain/(Loss) on Equity Investments” is now used in place of the term “Recognized Gain/(Loss) on Equity Investments” on the Consolidated Statements of Operations. Similarly, the term “Unrealized loss (gain) on investment equities” is now used in place of the term “Recognized loss (gain) on investment equities” on the Consolidated Statements of Cash Flows.

“Note 2 – Summary of significant accounting policies” to the financial statements now includes a section on “Revenue Recognition” that better describes how we comply with “ASC 321 Investments – Equity Securities” including why and when we realize gains and losses on equity securities. “Note 3 – Investment in Equities” also describes how we comply with “ASC 321 Investments – Equity Securities” including why and when we realize gains and losses on equity securities.

The MD&A has been revised to discuss the nature and amounts of these realized gains.

General

8. We note your response to comment 12 and your revised disclosure. Please clarify for us whether Mr. Lee, your sole officer, primarily directs, controls and coordinates your activities from the United States or Canada.

Edward Lee directs, controls, and coordinates all of the Company’s activities from the United States.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Edward Lee
Edward Lee

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